# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADECOAGRO S.A., CIK 0001499505
CUSIP: L00849106
Title of class of securities: Common Shares, par value $1.50 per share
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Date of event which requires filing of this statement: 06/04/2025
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Holdings, S.A. de C.V., Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza Nivel 12, San Salvador, El Salvador (H3), 00000, 443333355842; Daniel Woodard, McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Holdings, S.A. de C.V. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 71,177,548; sole dispositive power 0; shared dispositive power 71,177,548; aggregate amount beneficially owned 71,177,548 (71.2% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 71,177,548 common shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A. held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Holdings, S.A. de C.V. Note in relation to Item 13: This percentage is calculated based upon 99,993,156 Common Shares outstanding as of the close of business on April 4, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 71,177,548; sole dispositive power 0; shared dispositive power 71,177,548; aggregate amount beneficially owned 71,177,548 (71.2% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 99,993,156 Common Shares outstanding as of the close of business on April 4, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 71,177,548; sole dispositive power 0; shared dispositive power 71,177,548; aggregate amount beneficially owned 71,177,548 (71.2% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 71,177,548 Common Shares held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Holdings, S.A. de C.V. Mr. Devasini has a greater than 50% voting interest in Tether Holdings, S.A. de C.V. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest. Note in relation to Item 13: This percentage is calculated based upon 99,993,156 Common Shares outstanding as of the close of business on April 4, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $1.50 per share
Name of issuer: ADECOAGRO S.A.
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings Limited, a British Virgin Islands business company, Tether Investments Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission (the "SEC") on August 16, 2024, as amended by Amendment No. 1 filed on September 9, 2024, Amendment No. 2 filed on September 20, 2024, Amendment No. 3 filed on September 30, 2024, Amendment No. 4 filed on October 18, 2024, Amendment No. 5 filed on November 5, 2024, Amendment No. 6 filed on November 18, 2024, Amendment No. 7 filed on February 18, 2025, Amendment No. 8 filed on February 25, 2025, Amendment No. 9 filed on March 17, 2025, Amendment No. 10 filed on March 28, 2025 and Amendment No. 11 filed on April 29, 2025 (as amended, the "Schedule 13D") with respect to the Common Shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A., a societe anonyme under the laws of the Grand Duchy of Luxembourg (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Holdings, S.A. de C.V. (f/k/a Tether Holdings Limited), an El Salvador entity, Tether Investments, S.A. de C.V. (f/k/a Tether Investments Limited), an El Salvador entity ("Tether Investments"), and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 12 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 71,177,548 Common Shares, representing 71.2% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 71,177,548 Common Shares.
Transactions in the class effected during the past sixty days: Schedule B sets forth the transactions in the Common Shares effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule B - Open Market Purchases

## Signatures
- Tether Holdings, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, President (06/06/2025)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (06/06/2025)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (06/06/2025)